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SECURITI[barcode] ISSION

02021254

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 25 2002

SEC FILE NUMBER
8- 42130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2001__ AND ENDING __December 31, 2001__
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47149 Seven Mile Road
(No. and Street)

Northville, MI 48167
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew C. Hans   (734) 995-2000
                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mathews, Reich, Perna & Rottermond, P.C.
(Name — if individual, state last, first, middle name)

30100 Telegraph, Suite 268, Bingham Farms, MI 48025
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
  X Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___Andrew Christian Hans_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc._____, as of ___December 31_____, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has 'any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

NITA LENHARD
Notary Public, Oakland County, MI
My Commission Expires May 3, 2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in ~~Financial Condition.~~ Cash Flow
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (See Note 1)
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (See Note 1)
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (See Note 1)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (See Note 1)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditors' report on internal control structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTHBRIDGE
FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN,
ANDERSON, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2001

AND

INDEPENDENT AUDITORS' REPORT



MATHEWS, REICH, PERNA & ROTTERMOND P.C.

CERTIFIED PUBLIC ACCOUNTANTS

30100 Telegraph Road, Suite 268, Bingham Farms, Michigan 48025
(248) 642-2002   Fax (248) 642-0680

INDEPENDENT AUDITORS' REPORT

Board of Directors
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

We have audited the accompanying statement of financial condition of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc., (an S Corporation) as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of changes in liabilities subordinated to claims of creditors, computation of net capital and computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 6, 2002

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

FOR THE YEAR ENDED DECEMBER 31, 2001

.

TABLE OF CONTENTS

PAGE

FINANCIAL STATEMENTS:

Statement of Financial Condition   1

Statement of Operations   2

Statement of Changes in Shareholders' Equity   3

Statement of Cash Flows   4

Notes to Financial Statements   5

SUPPLEMENTAL INFORMATION:

Schedule of Changes in Liabilities Subordinated
  to Claims of Creditors   8

Schedule of Computation of Net Capital   9

Schedule of Computation of Aggregate Indebtedness   10

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents - Note 1	$ 24,729
Marketable securities - Notes 1 and 2	14,991
TOTAL ASSETS	**$ 39,720**

SHAREHOLDER'S EQUITY

Shareholder's equity:

Common stock, $1 stated value; authorized, 50,000 shares; issued and outstanding, 100 shares	$ 100
Additional paid-in capital	23,888
Retained earnings	15,732
TOTAL SHAREHOLDERS' EQUITY	**$ 39,720**

See Notes to Financial Statements.

-1-

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Wrap fees	$ 1,675
Interest and dividends	682
Total revenue	2,357
EXPENSES:	
Registration and membership	1,132
Professional fees	858
Bank charges and other	169
Total expenses	2,159
OPERATING INCOME	198
OTHER INCOME	
Unrealized appreciation - marketable securities	4,826
Realized gain on sale of marketable securities	2,239
Total other income	7,065
NET INCOME	$ 7,263

See Notes to Financial Statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
BALANCE, AT BEGINNING OF YEAR	100	$ 100	$ 23,888	$ 8,469
NET INCOME				7,263
BALANCE, AT END OF YEAR	100	$ 100	$ 23,888	$ 15,732

See Notes to Financial Statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 7,263
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized gain on sale of marketable securities	(2,239)
Unrealized appreciation - marketable securities	(4,826)
Net cash provided by operating activities	198
CASH FLOWS FROM INVESTMENT ACTIVITIES:	
Cash from sale of marketable securities	6,754
Purchase of marketable securities	(8,680)
Net cash used in financing activities	(1,926)
DECREASE IN CASH	(1,728)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,457
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 24,729

See Notes to Financial Statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization - Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expenses recognition - During 2001, revenues consisted generally of wrap fees and interest and dividends recorded as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

SIPC assessment accountant's report - Because the Company's revenues are less than $500,000, the supplemental accountant's report required by SEC Rule 17A-5(e)(4), relative to SIPC assessments, is not required.

Income taxes - The Company and its shareholder has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. At December 31, 2001, cash includes cash in bank accounts ($175) money market funds at a brokerage firm ($17,508) and a certificate of deposit ($7,046).

Marketable securities - Marketable securities are considered as trading securities and are carried at market value.

NOTE 2 - Marketable Securities

At December 31, 2001, marketable securities consist of the following:

	Cost	Market Value	Unrealized Gain (Loss)
Compuware Corp..	$ 2,452	$ 2,358	$ (94)
E Bay, Inc.	3,264	6,690	3,426
Intel Corp.	2,696	3,145	449
Siebel Systems, Inc.	2,720	2,798	78
Total	$ 11,132	$ 14,991	$ 3,859

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2001, the Company has money market funds and equities with a market value of $32,499 held at Morgan Stanley which are non-allowable for net capital purposes.

At December 31, 2001, the Company has excess net capital of $7,221 and no liabilities.

NOTE 4 - Retained Earnings

The components of retained earnings, shown in the following schedule, are defined as follows:

The Accumulated Adjustments Account represents the cumulative taxable income adjusted for non-deductible items. Tax Timing Differences consist of an amount that has been recorded as a loss for book purposes but not for tax purposes.

Accumulated Adjustments Account	
Balance, January 1, 2001	$ 9,436
Taxable income for the year	2,437
Balance, December 31, 2001	11,873
Tax Timing Differences	
Balance, January 1, 2000	(967)
Timing difference between book and tax income	4,826
Balance, December 31, 2001	3,859
Total retained earnings, December 31, 2001	$ 15,732

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
AS OF DECEMBER 31, 2001

BALANCE AT BEGINNING OF YEAR $ <u>0</u>

BALANCE AT END OF YEAR $ <u>0</u>

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

NET CAPITAL:	
Shareholders' equity	$ 39,720
DEDUCT:	
Non-allowable investments:	
Money market funds	17,508
Equities	14,991
Total	32,499
NET CAPITAL	$ 7,221

The above calculations of net capital agree in all material respects with the net capital as reported on the Company's December 31, 2001 Part IIA Focus Report.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE OF COMPUTATION OF
AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2001

NET CAPITAL	$ 7,221
LIABILITIES	$ 0
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A



M R P R   MATHEWS, REICH, PERNA & ROTTERMOND P.C.

CERTIFIED PUBLIC ACCOUNTANTS
30100 Telegraph Road, Suite 268, Bingham Farms, Michigan 48025
(248) 642-2002   Fax (248) 642-0680

Board of Directors
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

March 6, 2002